From: Sit Mutual Funds
To: SIA Compliance
Subject: Sit Investment Associates in the News
Date: Thursday, February 28, 2019 10:01:27 AM

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Sit Investment Associates in the News

Sit Investment Associates' Senior Vice President Bryce Doty spoke about the Federal Reserve, its shrinking balance sheet and interest rates on a recent appearance on *Mornings with Maria* on the Fox Business Network.
Click here to view the commentary.
We appreciate your interest in the Sit Mutual Funds.

General Disclosure
Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

Sit Mutual Funds
80 S 8th St. Suite #3300
Minneapolis, Minnesota 55402

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